UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from ___________ to __________.
Commission File Number 000-22853
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
GulfMark Offshore, Inc. 401(K) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GulfMark Offshore, Inc.
10111 Richmond, Suite 340
Houston, TX 77042
(713) 963-9522

GulfMark Offshore, Inc. 401(K) Plan
EIN 76-0526032 PN 001
Accountants’ Compilation Report and Financial Statements
December 31, 2008 and 2007

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GulfMark Offshore, Inc. 401(K) Plan
December 31, 2008 and 2007
Contents

1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Schedules not filed herein are omitted because of the absence of conditions under which they are required.
The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and under the ERISA requirements for plans with less than 100 participants, no audit of the plan financial statements is required.

GulfMark Offshore, Inc. 401(K) Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets
Investment, at fair value:
Pooled separate account	$1,886,783	$1,802,604
GulfMark Offshore, Inc. common stock	2,583	482
Participant loans	6,906	—

Total investments	1,896,272	1,803,086

Net Assets Available for Benefits	$1,896,272	$1,803,086

See Notes to Financial Statements	2

GulfMark Offshore, Inc. 401(K) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

2008

Contributions:
Employer	$347,895
Participants	547,142
Rollovers	94,017

Total contributions	989,054

Deductions:
Net depreciation in fair value of investments	868,309
Benefits paid directly to participants	27,231
Administrative expenses	328

Total deductions	895,868

Increase in Net Assets Available for Benefits	93,186

Net Assets Available for Benefits, Beginning of Year	1,803,086

Net Assets Available for Benefits, End of Year	$1,896,272

See Notes to Financial Statements	3

GulfMark Offshore, Inc. 401(K) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 1:     Description of the Plan
The following description of GulfMark Offshore, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provision.
General
The Plan is a defined contribution plan covering substantially all employees of GulfMark Offshore, Inc. (the “Company”) who are employed as an eligible class. Participants should refer to the Summary Plan Description for a more complete description of an “eligible class”. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Each year, participants may contribute up to the maximum amount permitted under the law. Participants who have achieved age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also elect to contribute after-tax compensation subject to Roth 401(K). Participants direct the investment of their contributions into various investment options offered by the Plan. The Company matches 100% of the participants’ contributions up to 6% of eligible compensation. Additional profit sharing amounts may be contributed at the option of the Company’s board of directors and are invested in a portfolio of investments as directed by the Company.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.
Forfeitures
Upon termination of employment, participants’ non-vested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or Plan administrative expenses otherwise payable by the Company.

GulfMark Offshore, Inc. 401(K) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested interest. The loans are secured by the balance in the participants’ account and bear interest at rates that must be a reasonable rate similar to the rate charged for a loan made under similar circumstances by persons in the business of lending money. The term of loan cannot exceed 5 years, unless it is used to purchase your principal residence. Principle and interest paid must be in substantially equal installments made not less frequently than quarterly.
Payment of Benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments that meet federal minimum distribution requirements. Instead of receiving a cash distribution from the Plan, participants may elect to receive a distribution of the portion of their account that is invested in Company stock. If a distribution is eligible for rollover into an IRA or other eligible retirement plan, the participant can elect to have the distribution transferred directly into the IRA or other eligible plan.
Note 2:     Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Valuation of Investments and Income Recognition
Investments are reported at fair value. Quoted market prices, if available, are used to value investments, as provided by Hartford Life Insurance Company (“Hartford”). Pooled separate accounts are valued at estimated fair value, as provided by Hartford. Participant loans are valued at cost, which approximates fair value.
Securities for which no quoted market value is available are evaluated and valued by Plan management with reference to the underlying investments, assumptions and methodologies used in arriving at fair value in accordance with Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (“FASB Statement No. 157”).
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

GulfMark Offshore, Inc. 401(K) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Payment of Benefits
Benefit payments are recorded when paid.
Note 3:     Investments
The Plan’s investments are held by Hartford, the trustee of the Plan. The following table presents the Plan’s investments at December 31, 2008 and 2007. Investments that represent 5 percent or more of the total Plan’s net assets are separately identified.

	2008	2007
Separate Account 401	$1,886,783	$1,802,604
Other investments	9,489	482

Total investments	$1,896,272	$1,803,086

During the year ended 2008, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated in value by $868,309 as follows.

Common stocks	$(2,265)
Pooled separate accounts	(866,044)

Net depreciation in fair value	$(868,309)

Note 4: Fair Value Measurements
Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:
Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

GulfMark Offshore, Inc. 401(K) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Level 2 Inputs to the valuation methodology include: 1) quoted prices for similar assets or liabilities in active markets; 2) quoted prices for identical or similar assets or liabilities in inactive markets; 3) inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common Stocks	$2,583	$—	$—	$2,583
Pooled separate accounts	—	1,886,783	—	1,886,783
Participant Loans	—	—	6,906	6,906

Total Assets at Fair Value	$2,583	$1,886,783	$6,906	$1,896,272

Level 3 Gain and Loss:
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant Loans
Balance, beginning of the year	$—
Purchases, sales, issuances and settlements (net)	6,906

Balance, end of year	$6,906

Note 5:     Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

GulfMark Offshore, Inc. 401(K) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 6:     Plan Tax Status
The Plan’s trustee received a favorable opinion letter dated August 7, 2001, from the Internal Revenue Service informing the trustee that their prototype non-standardized profit sharing plan is qualified under provisions of Section 401(a) of the Internal Revenue Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Note 7:     Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Note 8:     Transactions with Parties-In-Interest
Certain Plan investments are funds managed by Hartford (the custodian) and therefore qualify as party-in-interest transactions. Other party-in-interest investments held by the Plan include GulfMark Offshore, Inc. common stock, which totaled $2,583 and $482 at December 31, 2008 and 2007, respectively.
Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the GulfMark Offshore, Inc. 401(k) Savings Plan Administrator (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2009	GulfMark Offshore, Inc. 401(K) Plan
/s/ Edward A. Guthrie
Edward A. Guthrie
Executive Vice President and Chief Financial Officer